UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2017

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated June 28, 2017 regarding issuance of Senior Notes in Colombian market

Item 1

RELEVANT INFORMATION

Bogota, June 28, 2017. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval” or the “Company”) informs that the Company issued today, Senior Notes in the Colombian market for an amount of COP$400,000,000,000 (Approx. US$132.2 Million).

The offering, which was successfully placed, received requests from investors in an amount exceeding COP$1,000,000,000,000 (Approx. US$330.5 Million).

The issuance was rated AAA by the rating agency BRC Investor Services S.A. and exceeded the requests for the previous issuance of Senior Notes effected on 2016.

Notes were placed as follows:

Series – Subseries	Requested Amount	Placed Amount	Spread (Over CPI*)
Series A – Subseries A3 3 years spread over CPI E.A.R	COP$320,048,000,000 (Approx. US$105.8 Million)	COP$100,000,000,000 (Approx. US$33.1 Million)	2.69%
Series A – Subseries A25 25 years spread over CPI E.A.R	COP$685,000,000,000 (Approx. US$226.4 Million)	COP$300,000,000,000 (Approx. US$99.2 Million)	3.99%
Total	COP$1,005,048,000,000 (Approx. US$332.2 Million)	COP$400,000,000,000 (Approx. US$132.2 Million)

*Colombia’s Consumer Price Index /CPI and Spread are calculated as Effective Annual Rates (EAR)

Colombian peso figures have been translated for convenience into U.S. dollars at the representative market rates as computed and certified by the Superintendency of Finance of Ps 3,025.28 as of June 28, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2017

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel